                                [GRAPHIC OMITTED]

MANAGEMENT'S DISCUSSION & ANALYSIS 2005

ALGONQUIN
[LOGO OMITTED] POWER
               INCOME FUND

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MANAGEMENT'S DISCUSSION AND ANALYSIS
(All figures are in thousands of dollars, except per unit values)

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Algonquin Power Income Fund (the "Fund") has prepared the following discussion and analysis to provide information to assist its Unitholders' understanding of the financial results for the twelve months ended December 31, 2005. This discussion and analysis should be read in conjunction with the Fund's audited consolidated financial statements for the years ended December 31, 2005 and 2004 and the notes thereto. This material is available on SEDAR at www.sedar.com and on the Fund's website at www.AlgonquinPower.com. Additional information about the Fund, including the Renewal Annual Information Form for the year ended
December 31, 2005 can be found on SEDAR at www.sedar.com.

      This management's discussion and analysis is based on information available to management as of March 7, 2006.

                        [PHOTO OF RATTLE BROOK OMITTED]

Rattle Brook, Newfoundland

FORWARD-LOOKING DISCLAIMER

      Certain statements contained in the information herein are forward-looking and reflect the views of the Fund and Algonquin Power Management Inc. [the
"Manager"] with respect to future events. Since forward-looking statements address future events end conditions, by their very nature, they involve inherent risks and uncertainties. Forward-looking statements are not guarantees of the Fund's future performance or results and are subject to various factors, including, but not limited to, assumptions such as those relating to: the performance of the Fund's assets, commodity market prices, interest rates, and environmental and other regulatory requirements. Although the Fund and its
Manager believe that the assumptions inherent in these forward-looking statements are reasonable, undue reliance should not be placed on these statements, which apply only as of the dates hereof. The Fund and its Manager are not obligated nor do either of them intend to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

               [PHOTO OF ST. LEON WIND ENERGY SUBSTATION OMITTED]

St. Leon Wind Energy Substation, Manitoba

                               2005 ANNUAL REPORT
--------------------------------------------------------------------------------

KEY FINANCIAL INFORMATION

                                  THREE MONTHS ENDED               YEAR ENDED
                                     DECEMBER 31                   DECEMBER 31
                                ---------------------   ----------------------------------
                                   2005       2004         2005        2004         2003
                                ---------------------   ----------------------------------

Revenue                         $  50,918   $ 40,726    $ 179,324   $  160,523   $ 147,613
Net earnings                        8,917        (86)      21,788       22,802      44,507
Distribution to unitholders        16,016     16,016       64,061       63,370      62,402
Cash available for                 19,468     12,685       64,891       59,887      58,368
distribution
Per unit
  Net earnings                       0.13       0.00         0.31         0.33        0.66
  Distribution to unitholders        0.23       0.23         0.92         0.92        0.92
  Cash available for                 0.28       0.18         0.93         0.87        0.86
  distribution*

* Non-GAAP measurement, see "Cash Available for Distribution" in this management's discussion and analysis.

For the quarter ended December 31, 2005, the Fund reported total revenue of
$50.9 million as compared to S40.7 million for the same period in 2004, Revenue for the fourth quarter of 2005 increased due to strong hydrology experienced in the Hydroelectric Division combined with improved average energy rates, primarily in New England and NEW York regions, improved production and average energy prices at the Cogeneration Division's Windsor Locks facility and the
Fund's decision to close the Sanger facility for a six month period and sell natural gas at favourable rates. Additionally, the Alternative Fuels Division experienced improved energy production, greater levels of waste processed at its
Algonquin Power Energy-from-Waste ("EFW") facility and higher average energy rates, and the Infrastructure Division experienced strong organic growth combined wish new water distribution and water reclamation Facilities purchased during the year. These factors resulted in increased revenue from the same period in the prior year. These amounts were partially offset by lower production in the Crossroads facility and a stronger Canadian dollar as compared to the same period in 2004.

      For the quarter ended December 31, 2005, the average US exchange rate dropped by approximately 5% from the same period in 2004. For the year ended
December 31, 2005, the average US exchange rate dropped by approximately 7.5%
from the same period in 2004. As such, any quarterly or annual variance to revenue or expenses, in local currency, at one of the Fund's US entities may be distorted by a change in the average exchange rate, upon conversion to the
Fund's reporting currency. Although the stronger Canadian dollar has an impact on both revenue and expenses generated by its US subsidiaries, the Fund has foreign exchange hedges in place, which mitigate the impact on cash available for distribution.

      For the year ended December 31, 2005, the Fund reported revenue of $179.3 million as compared to $160.5 million for the same period in 2004. Revenue for the year ended December 31, 2005 increased due to improved average energy rates in the Hydroelectric Division, primarily in New England and New York regions, improved production and energy rates experienced at the Cogeneration Division's
Windsor Locks facility, combined with no unplanned gas turbine outages at the
Sanger facility, [two unplanned outages occurred in fiscal 2004]. Additionally, the Alternative Fuels Division and the Infrastructure Division generated increased revenue from the same period in the prior year due to the factors previously noted in the quarterly discussion. These amounts were partially offset by lower hydrology in the Hydroelectric Division, lower overall production in the Cogeneration Division as a result of the factors previously noted in the quarterly discussion, lower levels of waste processed at the EFW facility and a stronger Canadian dollar as compared to the same period in 2004.

                               2005 ANNUAL REPORT
--------------------------------------------------------------------------------
                                                                              13

      For the quarter ended December 31, 2005, net earnings were $8.9 million as compared to a net loss of $0.1 million for the same period in 2004. Net earnings for the fourth quarter of 2005 increased from the same period in 2004 due to the factors impacting revenue as previously noted. In addition, the Alternative
Fuels Division experienced greater interest and other income from its subordinated debt facility provided to AirSource Power Fund I LP ("AirSource")
and the sale of the partnership interest in certain gas collection systems.
These amounts were partially offset by increased interest expense and future income tax expense booked in the quarter. Net earnings for the year ended
December 31, 2005 were $21.8 million, as compared to $22.8 million for the same period in 2004. On a year to date basis, net earnings fell as a result of the write down of $3.5 million related to the Crossroads facility, including the tax loss carry-forward associated with the facility, a reduced unrealized foreign exchange gain on US dollar denominated debt and higher interest expenses from the comparable period in the prior year. In addition, net earnings for the 2004 period increased due to the recognition of a one-time gain in an amount of $3.6 million on the prepayment of a note receivable. These factors were partially offset by the factors increasing divisional earnings previously noted and the write off related to the Joliet facility.

      Net earnings per trust unit were $0.13 in the quarter ended December 31,
2005 as compared to $ nil in the same period in 2004. Net earnings per trust unit for the year ended December 31, 2005 were $0.31 as compared to $0.33 per trust unit for the same period in the prior year. The Fund generated $0.28 per trust unit of cash available for distribution for the quarter ended December 31,
2005, as compared to $0.18 per trust unit for the same period in 2004. During the fourth quarter of 2005, She Fund maintained distributions at $0.23 per trust unit, consistent with the same period in 2004.

      The Fund generated $0.93 per trust unit of cash available for distribution for the year ended December 31, 2005 as compared to $0.87 for the same period in
2004. The Fund distributed $0.92 per trust unit, consistent with the same period in 2004.

      The information on this Management's Discussion and Analysis is supplemental to and should be read in conjunction with the Fund's audited consolidated financial statements for the year ended December 31. 2005. The
Fund's financial statements are prepared in accordance with accounting principles generally accepted in Canada. The Fund's reporting currency is the
Canadian dollar.

      The term 'cash available for distribution' is used throughout this
Management's Discussion and Analysis. Management uses this calculation to monitor the amount of cash generated by the Fund as compared to the amount of cash distributed by the Fund. 'Cash available for distribution' is not a recognized measure under accounting principles generally accepted in Canada. The
Fund's method of calculating 'cash available for distribution' may differ from methods used by other companies and accordingly may not be comparable to similar measures presented by other companies. A calculation and analysis of 'cash available for distribution' can be found in this Management's Discussion and
Analysis.

SIGNIFICANT EVENTS AND TRANSACTIONS

The Fund completed the following significant transactions during 2005;

1.    FINANCING FOR AIRSOURCE POWER FUND I LP

      The Fund advanced funds on its total commitment of $74.4 million in subordinated

                               2005 ANNUAL REPORT
--------------------------------------------------------------------------------

      debt to AirSource and subsidiary entities. AirSource is undertaking the completion of a 99 MW wind-powered generating facility near St. Leon,
      Manitoba which will sell its output to Manitoba Hydro pursuant to a 25 year power purchase agreement. The transaction represents the Fund's entry into the fast-growing wind power generation industry which, similar to hydroelectric energy, generates electrical energy from a renewable natural resource. The debt investment by the Fund ranks below $73.3 million in senior debt but in priority to the $65 million equity flow-through tax assisted financing completed by AirSource in November 2004.

          The subordinated debt commitment to AirSource will earn interest at the annual rate of 11.19% prior to project completion. This yield will be reduced to 10.74% following project commissioning which is expected to occur by the end of the first quarter of 2006. At the end of 2005, the
      Fund had advanced a total of $20.5 million to AirSource, in addition to
      $15.4 million in letters of credit. The Fund was paid a deferred commitment fee of $3.2 million with respect to the investment.

2.    ACQUISITION OF EIGHT WATER DISTRIBUTION AND WATER RECLAMATION FACILITIES

      The Fund completed the acquisition of eight water distribution and water reclamation facilities during 2005 for a total of $15.8 million (US $13.2 million). On March 11, 2005, the Fund completed the acquisition of four facilities in Texas and one in Illinois adding 4,200 equivalent residential customers to the Infrastructure Division. The acquisition of the remaining three facilities which are located in Missouri was completed on August 14, 2005, after regulatory approval was granted. These facilities added another 1,000 equivalent residential customers to the
      Infrastructure Division.

3.    ACQUISITION OF THE SHARES OF RIO RICO UTILITIES INC.

      The Fund completed the acquisition of the shares of Rio Rico Utilities
      Inc. ("Rio Rico"), a water distribution and water reclamation facility in the Town of Rio Rico, Arizona on December 2, 2005. The acquisition of Rio
      Rico added 7,200 equivalent residential customers. The Fund paid cash consideration of $10.2 million (US $8.8 million). The Fund will also pay to the vendor an amount for each net additional customer connected with
      Rio Rico over the next three years.

                     [PHOTO OF ST. LEON WIND ENERGY OMITTED]

St. Leon Wind Energy, Manitoba

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                                                                              15

      [LOGO OMITTED] HYDROELECTRIC DIVISION

                               THREE MONTHS ENDED          YEAR ENDED          FORECAST
                                   DECEMBER 31             DECEMBER 31        PRODUCTION
                            ------------------------  -----------------------------------
                               2005         2004        2005         2004       2006
                            ------------------------  -----------------------------------

PERFORMANCE (MW-HRS SOLD)
  Quebec Region                80,461       64,039      267,469      288,161    289,928
  Ontario Region               32,437       28,319      104,216      137,310    146,639
  New England Region           22,775       16,991       83,254       72,862     72,517
  New York Region              27,698       20,268       71,974       79,891     87,194
  Western Region               19,737       12,506       81,521       63,931     67,248
                            ---------    ---------    ---------    ---------   --------
  Total                       183,108      142,143      608,434      642,155    663,526

REVENUE
  Energy sales              $  13,872    $  10,282    $  44,102    $  43,268

EXPENSES
  Operating expenses        $  (5,964)   $  (5,301)   $ (17,008)   $ (18,070)
  Other income                    843          794        1,250        1,185

DIVISION OPERATING PROFIT
[incl. other income]        $   8,751    $   5,775    $  28,344    $  26,383

For the quarter ended December 31, 2005, revenue in the Hydroelectric Division was $13.9 million in 2005 as compared to $10.3 million in the same period in
2004. During the fourth quarter of 2005, the Hydroelectric Division generated electricity equal to 113.1% of long term averages as compared to 87% during the same period in 2004. The increase in generated electricity was the result of above average hydrology experienced in all regions in which the Fund operates, with the exception of Ontario where hydrology improved from the same period in the prior year but remained below long term averages. The increase in revenue was a result of higher overall production combined with improved average power rates in the New England and New York regions. The increase in revenue was partially offset as the energy rate escalation for the Long Sault Rapids facility was lower than the escalation received in the fourth quarter of 2004.

      For the year ended December 31, 2005, revenue in the Hydroelectric
Division was $44.1 million as compared to $43.3 million in the prior year.
During fiscal 2005, the Fund's hydroelectric facilities generated electricity equal to 93.9% of long term averages as compared to 98.5% during the prior year.
The decrease in generated electricity was the result of lower hydrology experienced during the first part of the year in the Quebec, Ontario and New
York regions offset by improved hydrology in the Western and New England regions. Improved average power rates in New England and New York regions combined with improved hydrology in the New England and Western regions resulted in increased revenue. These factors were partially offset by lower hydrology in the Quebec, Ontario and New York regions.

      Operating expenses increased to $6.0 million for the quarter ended
December 31, 2005 as compared to $5.3 million in the same period in 2004. The increase in operating expenses was primarily due to higher unplanned repair and maintenance projects and increased costs directly tied to energy production, as compared to the same period in 2004. For the year ended December 31, 2005, operating expenses were $17.0 million as compared to $18.1 million in the prior year. The decrease was primarily

                               2005 ANNUAL REPORT
--------------------------------------------------------------------------------

due to reduced water fee charges as a result of lower output in the Ontario and
Quebec regions and reduced property taxes in the Quebec region. These operating expense decreases were offset by increased unplanned repair and maintenance projects initiated in the year, as compared to the same period in 2004.

      For the quarter ended December 31, 2005, the Hydroelectric Division's operating profit increased to $8.8 million as compared to $5.8 million for the same period in 2004. For the year ended December 31, 2005, operating profit increased to $28.3 million as compared to $26.4 million for the same period in
2004. The increase in operating profit for both the quarter and the year ended
December 31, 2005 was primarily the result of improved average power rates in the New England and New York regions combined with improved hydrology in the New
England and Western regions. For both the quarter and the year ended December
31, 2005, operating profit was above Management's expectations.

      On September 1, 2005, $4.8 million was repaid on a note related to the
Campbellford partnership. On this date, consolidation of the Campbellford investment ceased and equity accounting commenced. The proceeds of $4.8 million were allocated to reduce the existing note receivable and the existing investment in Campbellford. Still included in long term investments is a prepayment fee owed in connection with the early retirement of this note.

      During the third quarter, the Fund completed the purchase of a 2.5 MW hydroelectric generating facility in New York State. The facility was not anticipated to contribute to income during 2005 as certain repairs and upgrades were required before it became operational. These repairs and upgrades are on schedule and two of three turbines were on line as of January 2006. The third turbine is expected to come on line later in the first quarter of 2006.

OUTLOOK

The Fund's 2006 forecast production is based on long term hydrological conditions. The Hydroelectric Division is expected to continue to benefit from above long term average hydrological conditions in the first quarter of 2006. In addition, the facilities in the New England and New York regions are expected to continue to benefit from higher market rates, similar to the rates experienced in 2005.

      The Fund will continue to seek accretive hydroelectric acquisitions throughout 2006, with emphasis placed on the acquisition of facilities that provide diversification of regional hydrologic and market conditions. In addition, the Fund is continuing to examine the rationalization of smaller hydroelectric generating facilities that may no longer fit the Fund's preferred asset profile.

      Certain hydroelectric generating facilities owned by the Fund qualify for consideration as "green" energy and the Fund continues to pursue revenue opportunities presented by the emerging markets for renewable energy credits in the United States and the trading of greenhouse gas credit emissions in Canada.
The Fund is also pursuing longer term power purchase agreements for the sale of green energy from those facilities that are currently selling electricity in the open market.

                        [PHOTO OF BEAVER FALLS OMITTED]

Beaver Falls, New York

      [LOGO OMITTED] COGENERATION DIVISION

                                    THREE MONTHS ENDED          YEAR ENDED         FORECAST
                                        DECEMBER 31             DECEMBER 31       PRODUCTION
                                ------------------------  -----------------------------------
                                    2005         2004        2005         2004       2006
                                ------------------------  -----------------------------------

Performance (MW-hrs sold)
                                   113,953     133,356      512,972      521,149    441,005

REVENUE
  Energy sales                   $  19,551   $  17,556    $  75,674    $  71,846
  Other revenue                      1,884          --        1,884           --
                                 ---------   ---------    ---------    ---------
  Total revenue                  $  21,435   $  17,556    $  77,558    $  71,846

EXPENSES
  Operating expenses             $ (14,528)  $ (12,066)   $ (52,822)   $ (50,597)
  Interest and dividend income       1,275         749        3,471        4,024

DIVISION OPERATING PROFIT
(incl. interest and dividend
income)                          $   8,182   $   6,239    $  28,207    $  25,273

For the quarter ended December 31, 2005, revenue from the Cogeneration Division totaled $21.4 million as compared to $17.6 million in the same period in 2004.
For the quarter ended December 31, 2005, the division's production fell as a result of a decision to close the Sanger facility for a six month period starting in November 2005 during the period in which Sanger is entitled to lower capacity payments. The natural gas purchased under a fixed contract normally consumed by the facility was sold at favourable fixed prices. In addition, there was reduced production at the Crossroads facility. These reductions were partially offset by increased production at the Windsor Locks facility. The increase in revenue was a result of a combination of higher production and energy prices at the Windsor Locks facility (increased fuel costs are passed on
So the customer in the form of higher energy prices), other revenue generated from the sale of natural gas at the Sanger facility, offset by reduced production at the Crossroads facilities, as compared to the same period in 2004.

      For the year ended December 31, 2005, revenue was $77.6 million as compared to $71.8 million during the same period in the prior year. During fiscal 2005, the division's production fell primarily as a result of the reasons noted for lower production in the fourth quarter. These reductions were partially offset by increased production at the Windsor Locks facility. The increased revenue was attributable to higher production and increased fuel costs that are passed on to the customer at the Windsor Locks facility, the sale of natural gas at Sanger, and due to no unplanned gas turbine outages at the Sanger facility, which was the case in 2004. The Fund earned lower interest income from its portfolio investments during the year ended December 31, 2005 as compared to the same period in 2004 due to the repayment of a note related to Cardinal Power of Canada LP ("Cardinal") which occurred in the second quarter of 2004, offset by increased dividends earned from its investments in the Kirkland and Cochrane facilities.

      For the quarter ended December 31, 2005, operating expenses increased to
$14.5 million as compared to $12.1 million in the same period in 2004. An increase in gas prices at the Windsor Locks facility and the inclusion of Dyna
Fibers were the primary reasons for increased operating expenses. As at
September 2005, She Fund completed the acquisition of Dyna Fibers, which

                               2005 ANNUAL REPORT
--------------------------------------------------------------------------------

operates out of the Sanger facility. The Fund previously owned 50% of the facility and accounted for its investment using the equity method. As a result, operating expenses increased by approximately $0.9 million during the quarter as compared to the same period in the prior year. The increased operating expenses in the quarter were partially offset by a stronger Canadian dollar.

      For the year ended December 31, 2005, operating expenses totaled $52.8 million as compared to $50.6 million during the same period in the prior year.
The increase in operating expenses was primarily due to higher average fuel costs. This was partially offset by reduced unplanned repair and maintenance costs and the stronger Canadian dollar.

      For the quarter ended December 31, 2005, operating profit was $8.2 million as compared to $6.2 million for the same period in 2004. For the year ended
December 31, 2005, operating profit was $28.2 million as compared to $25.3 million. Operating profit for the fourth quarter and fiscal 2005 exceeded
Management's expectations. During 2005, the Fund recognized an expense of $3.5 million, representing a write down of its investment in the Crossroads facility to net realizable value. The division operating profit does not reflect this expense as it is included in the Administrative section of this report.

OUTLOOK

The Fund's Windsor Locks facility will undergo a regularly scheduled four week major overhaul beginning at the end of the first quarter of 2006. It is expected that for the remainder of the year Windsor Locks will produce at or above prior year performance due to increased efficiencies following the overhaul, and favourable gas indexing provisions.

      Following the end of the third quarter of 2005, the gas turbine at the
Sanger facility was stopped and the fixed price natural gas normally consumed by the facility was sold at favourable fixed prices. This opportunity will continue until May 2004, and as a result, increased profits for the facility are expected for the first four months of 2006. The Fund is evaluating the replacement of the existing gas turbine at the Sanger facility with a newer, more efficient unit.
Benefits of replacing the turbine could include higher efficiency, lower fuel costs, and greater ease of maintenance as well as supplying additional capacity and energy demands to the California energy market above and beyond the existing capacity of the plant.

      With regards to the Crossroads facility. Management is in the process of monetizing the power purchase agreement and closing the facility.

                           [PHOTO OF SANGER OMITTED]

Sanger, California

                               2005 ANNUAL REPORT
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                                                                              19

      [LOGO OMITTED] ALTERNATIVE FUELS DIVISION

                                    THREE MONTHS ENDED          YEAR ENDED          FORECAST
                                        DECEMBER 31             DECEMBER 31        PRODUCTION
                                 ----------------------  -------------------------------------
                                   2005         2004       2005         2004          2006
                                 ----------------------  -------------------------------------

PERFORMANCE (MW-HRS SOLD)          57,538      57,192      213,735      124,721      270,232
PERFORMANCE {TONNES OF
WASTE PROCESSED)                   40,702      37,471      145,089      157,491      159,856

REVENUE
 Energy sales                    $  4,414    $  3,646    $  16,262    $   7,867
 Waste disposal sales               3,696       3,503       13,031       14,086
 Total revenue                   $  8,110    $  7,149    $  29,293    $  21,953

EXPENSES
 Operating expenses              $ (6,616)   $ (5,262)   $ (25,014)   $ (15,124)
 Interest and other income          2,523         622        6,494        1,352

DIVISION OPERATING PROFIT
(incl. interest and dividend
income)                          $  4,017    $  2,509    $  10,773    $   8,181

For the quarter ended December 31, 2005, revenue in the Alternative Fuels
Division was $8.1 million as compared to $7.1 million in the same period in
2004. During the fourth quarter of 2005, the division's production increased as a result of improvements at its Landfill Gas ('LFG') and EFW facilities, partially offset by the closure of the Joliet facility. The increase in revenue from energy sales was due to a change in the production mix resulting in improved average power rates in the fourth quarter, as compared to the same period in 2004.

      For the year ended December 31, 2005, revenue was $29.3 million as compared to $22.0 million for the same period in the prior year. During fiscal
2005, the division's energy production increased as a result of the inclusion of a full year of operations of the LFG facilities, partially offset by lower production from the EFW and Drayton Valley facilities and the closure of the
Joliet facility in May 2005. Energy production revenue in fiscal 2005 increased as a result of the inclusion of a full year of revenue at the LFG facilities and improved average power prices when compared to the prior year. The LFG facilities contributed revenue of approximately $10,7 million for fiscal 2005 compared to $2.2 million for fiscal 2004. The increase in revenue was offset by lower waste quantities processed at EFW during the second and third quarter of
2005.

      For the quarter ended December 31, 2005, operating expenses were $6.6 million as compared to $5.3 million for the same period in 2004. The increase in operating expenses for the quarter was primarily the result of increased fuel related costs at the LFG facilities as compared to the same period in the prior year. For the year ended December 31, 2005, operating expenses were $25.0 million as compared to $15.1 million for the same period in 2004. The increase in operating expenses in fiscal 2005 was primarily the result of increased fuel collection costs at the LFG facilities and increased repair and maintenance costs in the division. The fiscal 2005 operating expenses also include a full year of operating costs from the LFG facilities of $11.0 million for fiscal 2005 compared to $2.0 million for fiscal 2004.

      The Fund earned higher interest and other income on its investments within the Alternative Fuels Division during the fourth quarter of 2005 and in fiscal
2005, as compared to the comparable

                               2005 ANNUAL REPORT
--------------------------------------------------------------------------------

periods in 2004, as a result of income from its investment in AirSource and
Across America LFG LLC ("Across America").

      At the end of the fourth quarter of 2005, the Fund had advanced to
AirSource a total of $20.5 million as well as providing letters of credit of
$15.4 million. AirSource is constructing a 99 MW wind energy facility for which the Fund has provided a subordinated debt facility. During the fourth quarter,
AirSource completed its long term senior debt facility with a bank syndicate. As a result, AirSource repaid a portion of the Fund's advances to date on the construction facility totaling $44.5 million. The Fund resumed advancing funds to complete the construction of the facility in December 2005 once the AirSource senior debt facility of $73 million was fully utilized. The Fund has committed a total of $74.4 million to AirSource, including both the construction and acquisition facilities, representing a third of the cost of the project.
Interest income earned on the AirSource investment was $3.0 million ($0.1 million in 2004), Across America, through its subsidiaries, owns and manages the landfill collection systems that provide landfill gas to the Fund's LFG facilities. The Across America note was funded at the end of the fourth quarter of 2004. The sale of partnership interests in certain gas collection systems during the year ended December 31, 2005 resulted in an increase to other income of $1.2 million.

      For the quarter ended December 31, 2005, operating profit was $4.0 million as compared to $2.5 million in the same period in 2004. For the year ended
December 31, 2005, operating profit was $10.8 million as compared to $8.2 million for the same period in 2004. Equipment availability and gas supply issues at the LFG facilities, and problems with the flue gas system at the EFW facility resulted in production and operating profits below Management's expectations for both the quarter and for the year ended December 31, 2005.

      Based on its assessment of operations. Management determined that two LFG facilities were uneconomical to operate and the facilities were shut down during the quarter with no impact to 2005 results. These facilities are not material to the division and their closure will not have a material impact on the future operations of the division.

OUTLOOK

In 2006, the Alternative Fuels Division is expected to start realizing the benefits from actions taken to improve operating efficiencies. At the EFW facility, production and maintenance improvements completed in 2005 are expected to improve operating results over the course of 2006. In 2004, the Fund entered into an agreement to sell steam from the EFW facility to an industrial customer located in close proximity to the facility. In 2006, the facility will undertake the installation of the additional steam generation and transmission assets required to fulfill this agreement. This project is expected to be completed near the end of the year.

      The Fund's LFG facilities will continue to initiate several programs, including the implementation of preventative and repair maintenance programs, process changes, and various management improvement programs which are expected to result in reduced costs of operating the facilities.

              [PHOTO OF ALGONQUIN POWER ENERGY-FROM-WASTE OMITTED]

Algonquin Power Energy-from-Waste, Ontario

                               2005 ANNUAL REPORT
--------------------------------------------------------------------------------
                                                                              21

      [LOGO OMITTED] INFRASTRUCTURE DIVISION

                                   THREE MONTHS ENDED         YEAR ENDED            FORECAST
                                      DECEMBER 31             DECEMBER 31          PRODUCTION
                                 ----------------------  -------------------------------------
                                   2005         2004       2005         2004          2006
                                 ----------------------  -------------------------------------

NUMBER OF
  Water reclamation customers
  Water distribution customers     25,911      20,703      25,911       20,703       28,011
                                   30,398      19,318      30,398       19,318       33,253

REVENUE                          $  7,501    $  5,739    $ 28,371     $ 23,456
  Water reclamation
   and distribution
EXPENSES                         $ (3,410)     (2,136)   $(11,847)    $(10,849)
  Operating expenses
  Other income                         21           1          44            9
DIVISION OPERATING PROFIT
(incl. other income]             $  4,112    $  3,604    $ 16,568     $ 12,616

For the quarter ended December 31, 2005, revenue in the Infrastructure Division increased to $7,5 million as compared to $5.7 million in the same period in
2004. The division's water reclamation customer base increased by 25% and the division's water distribution customer base increased by 57% for the quarter ended December 31, 2005 as compared to the quarter ended December 31, 2004. This growth was the result of organic growth and the purchase of nine facilities, as compared to the same quarter in the previous year. Five of these facilities
(four in Texas and one in Illinois) were purchased on March 11, 2005 while regulatory approval was required to complete the purchase of the other three facilities (located in Missouri), This approval was received on August 14, 2005.
An additional facility (located in Arizona) was purchased on December 2, 2005.

      Excluding the impact of these purchases, the division's facilities experienced organic growth of approximately 9% at both its water distribution and water reclamation facilities. For the year ended December 31, 2005, revenue increased to $28.4 million as compared to $23.5 million for the same period during the prior year. The increase in revenue for the fourth quarter and for fiscal 2005 was primarily due to the inclusion of nine water distribution and water reclamation facilities purchased during the year as well as continued
strong organic growth at existing facilities. The increase in revenue was partially offset by the stronger Canadian dollar. Overall, the additional facilities generated revenue of approximately $1.3 million for the fourth quarter of 2005 ($3.6 million for fiscal 2005). These increases were offset by higher than normal rain in Arizona experienced in the first quarter of 2005 which reduced demand, and a stronger Canadian dollar.

      For the quarter ended December 31, 2005, operating expenses were $3.4 million as compared to $2.1 million in the same period in 2004, primarily due to the newly acquired facilities. For the year ended December 31, 2005, operating expenses were $11.8 million as compared to $10.8 million for the same period in the prior year. The increase in operating expenses was due to the inclusion of the operating costs of the newly acquired facilities of approximately $0.6 million in the fourth quarter of the 2005 ($1.4 million for fiscal 2005) offset by the stronger Canadian dollar.

      For the quarter ended December 31, 2005,

                               2005 ANNUAL REPORT
--------------------------------------------------------------------------------

operating profit increased to $4.1 million as compared to $3.6 million for the same period during the prior year. For the year ended December 31, 2005, operating profit increased to $16.6 million as compared to $12.6 million in the prior year. The increases were due to strong organic growth and the inclusion of the facilities that were purchased during the year.

OUTLOOK

The Infrastructure Division is expected to continue growing during 2006 at levels similar to 2005, with approximately 5,000 budgeted new customer connections anticipated during the year. Growth is expected to occur primarily in Texas, as well as in Arizona, where the division services one of the fastest growing counties in the United States. Stable, continued growth in the balance of the Infrastructure Division's service areas are expected to contribute to the strong overall performance of the division.

      The addition of the facilities in Texas, Missouri, and Illinois and Rio
Rico Utilities in southern Arizona in 2005 has added a total of over 12,000 new customer connections and is expected to contribute to revenue growth in the division for 2006. The Fund continues to consider opportunities which provide sustainable accretive growth to enhance unitholder value.

      The Fund has initiated rate cases for its Black Mountain and Gold Canyon facilities. The regulatory review of these rate cases is expected to be completed by early 2007. Management expects that these rate cases will ensure that the respective facility earns the rate of return on its capital investment as allowed by the regulatory authority under which the facility operates.
Additional rate cases will be initiated in 2006 to ensure the approved rate base reflects the investment required to meet the demands of an expanding customer base at certain facilities owned by the Fund.

      Recent changes in drinking water legislation within the United States has lead to the requirement for new arsenic treatment procedures to be implemented.
This is scheduled for completion in early 2006 at the Litchfield Park Services
Company ("LPSCO") facility. Once implemented, the system ensures full regulatory compliance for the provision of safe drinking water. Operating expenses are expected to increase as a result of these new processes. It is expected that a strong, continued focus on operating efficiencies and process evaluation will help to minimize any increases in operating expenses in 2006.

   Additional significant capital improvement projects planned in the LPSCO service area include the design and construction of a new reservoir and pumping facilities, rehabilitation to existing wells, construction of a new well, and the design of an expansion to the existing wastewater treatment plant. All of these capital projects are being developed to meet the expected growth in the area.

                         [PHOTO OF FOX RIVER OMITTED]

Fox River, Illinois

                               2005 ANNUAL REPORT
--------------------------------------------------------------------------------
                                                                              23

ADMINISTRATIVE EXPENSES

                                  THREE MONTHS             YEAR ENDED
                                ENDED DECEMBER 31         DECEMBER 31
                               --------------------   ---------------------
                                 2005        2004       2005        2004
                               --------------------   ---------------------
Administrative expenses        $  1,661   $  1,615    $  5,681    $  5,596
Management costs                    206        196         825         777
Withholding taxes                   647        135       1,177         483
Loss / (Gain) on foreign            116        873      (1,744)     (2,601)
exchange
Interest expense                  4,377      3,721      16,379      12,440
Write down of fixed and
 intangible assets                  812      1,932       3,533       1,932
Interest, dividend and other
 income                             (72)      (115)       (139)     (4,373)
Income tax expense                  319      1,779       2,604       2,285

For the quarter ended December 31, 2005, withholding tax expense increased to
$0.6 million as compared to $0.1 million for the same period in 2004. For the year ended December 31, 2005, withholding tax expense increased to $1.2 million as compared to $0.5 million in the prior year. The expense increased as a result of additional cross-border notes requiring withholding taxes.

      Foreign exchange gains and losses primarily represent unrealized gains on
US dollar denominated debt and do not impact cash available for distribution.
For the quarter ended December 31, 2005 the Fund posted a foreign exchange loss of $0.1 million versus a loss of $0.9 million for same period in 2004. For the year ended December 31, 2005 the Fund posted a foreign exchange gain or $1.7 million as compared to a gain of $2.6 million for the same period in the prior year. At the end of the fourth quarter, the Fund had approximately $40.3 million in US dollar denominated debt.

      For the quarter ended December 31, 2005, interest expense increased to
$4.4 million as compared to $3.7 million in the same period in 2004. For the year ended December 31, 2005, interest expense increased to $16.4 million as compared to $12.4 million for the same period in the prior year. The increase is due in part to the issuance of $85.0 million in convertible debentures in the third quarter of 2004 which added $0.1 million of interest expense in the fourth quarter of 2004 ($3.7 million increase for the year ended December 31, 2005). In addition, interest expense increased due to increased average levels of borrowing during the year, in part a result of the debt facility provided to
AirSource and a higher interest rate charged on the Fund's credit facility.

      For the year ended December 31, 2005, other income decreased to $0.1 million as compared to $4.4 million for the same period in 2004, primarily because the comparable period in 2004 includes income recognition of $3.6 million for a note receivable prepayment relating to the Cardinal facility and a break fee earned as a result of a failed transaction. During fiscal 2005, the figure only includes interest income.

      An income tax expense of $0.3 million was

                               2005 ANNUAL REPORT
--------------------------------------------------------------------------------

booked in the fourth quarter of 2005 as compared to $1.8 million in the fourth quarter of 2004. For the year ended December 31, 2005, income tax expense increased to $2.6 million as compared to $2.3 million for the same period in
2004. The increase in the year was a result of an increase in future income taxes.

              [PHOTO OF ALGONQUIN POWER ENERGY-FROM-WASTE OMITTED]

Algonquin Power Energy-from-Waste, Ontario

CASH AVAILABLE FOR DISTRIBUTION

                                         THREE MONTHS ENDED             YEAR ENDED
                                             DECEMBER 31               DECEMBER 31
                                       -----------------------    ----------------------
                                          2005         2004         2005         2004
                                       -----------------------    ----------------------

Cash flow from operating activities     $ 17,498     $ 12,241     $ 55,679     $ 66,585
Changes in working capital                 2,140         (906)       7,932       (7,204)
Operating cash flow before
working capital changes                   19,638       11,335       63,611       59,381
 Receipt of principal on
 notes receivable                            804          983        4,959        4,164
 Decrease / (increase) in                    (17)         330          269          235
 restricted cash
 Repayment of long term liabilities         (469)        (340)      (1,380)        (863)
 Maintenance capital expenditures           (589)         217       (2,167)      (1,804)
 Other                                       101          160         (401)      (1,226)
Cash available for distribution         $ 19,468     $ 12,685     $ 64,891     $ 59,887
Cash available for distribution
 per trust unit                         $   0.28     $   0.18     $   0.93     $   0.87
Distribution to unitholders             $ 16,016     $ 16,016     $ 64,061     $ 63,370
Distribution to unitholders
 per trust unit                         $   0.23     $   0.23     $   0.92     $   0.92

During the quarter ended December 31, 2005 the Fund generated $19.5 million in cash available for distribution as compared to $12.7 million for the same period in 2004. For the year ended December 31, 2005, the Fund generated $64.9 million of cash available for distribution as compared to $59.9 million for the same period in the prior year.

      The Fund's distribution as a percentage of 'cash available for distribution' ("Payout Ratio") has improved to 98.7% in 2005. The Fund achieved
Payout Ratios of 123.4% in 2002, 106.9% in 2003 and 105.8% in 2004.

      In prior years, the shortfalls have been funded primarily by working capital. Should any future shortfall arise, Management expects to be able to

                               2005 ANNUAL REPORT
--------------------------------------------------------------------------------
                                                                              25

cover the difference between cash generated and cash distributed through working capital, cash on hand or its credit facility. Working capital has been built up over time from public offerings.

      On a per trust unit basis, the Fund generated $0.28 of cash available for distribution for the quarter ended December 31, 2005 as compared to $0.18 for the same period in 2004 and $0.93 for the year ended December 31, 2005 as compared to $0.87 for the same period in the prior year. The Fund distributed
$14.0 million during the quarters ended December 31 of both 2005 and 2004. For the year ended December 31, 2005 the Fund distributed $64.1 million as compared to $63.4 million for the same period during 2004.

      On a per unit basis, the Fund maintained distributions at $0.23 per trust unit for the quarter ended December 31, 2005, consistent with 2004, and $0,92 for the year ended December 31, 2005, consistent with 2004.

      Under Canadian tax rules, cash distributions consist of a return of capital portion (tax deferred) and a return on capital portion (taxable). For the year ended December 31, 2005, the Fund's return of capital was approximately
53% as compared to 62% for the same period in the prior year.

LIQUIDITY AND CAPITAL RESERVES

For the quarter ended December 31, 2005, the Fund had $11.4 million of cash and cash equivalents. As at December 31, 2005, the Fund had positive net working capital of $2.9 million. The surplus is in part a result of the Fund generating excess cash over distributions.

      During the quarter ended December 31, 2005, the Fund incurred capital expenditures of $2.6 million, as compared to $5.2 million in the comparable period in 2004, During the year ended December 31, 2005, the Fund incurred capital expenditures of $15.9 million, as compared to $17.3 million for the comparable period in 2004. Capital expenditures during the quarter ended
December 31, 2005 were primarily growth related expenditures in the
Infrastructure Division. Capital expenditure requirements are anticipated to be approximately $34 million for all of fiscal 2006. The majority of these expenditures are growth related expenditures in the Infrastructure Division, in part to comply with new rules pertaining to arsenic treatment procedures.

      Long term liabilities increased to $157.0 million at December 31, 2005 as compared to $120.1 million at December 31, 2004. Long term liabilities primarily consist of project level debt of approximately $87.7 million and an amount of
$69.3 million drawn on the Fund's revolving credit facility as compared to project level debt of $90.1 million and an amount of $30.0 million drawn on the
Fund's revolving credit facility at the end of the fourth quarter of 2004.
Project debt is paid at the project level where adequate cash flows are available to fund the project debt requirements and the debt is generally non-recourse to the Fund. Project debt repayments are deducted in the calculation of cash available for distribution.

      The Fund has in place a $145 million revolving credit facility of which
$125 million is to be used for acquisitions, investments and letters of credit, and the balance of $20 million is to be used for operating requirements. At the quarter ended December 31, 2005, the Fund had drawn $69.3 million on the acquisition portion of the revolving credit facility. The Fund had $nil drawings on the operating portion of the revolving credit facility.

      Subsequent to the end of the year, the Fund drew an additional $26.4 million on its credit facility to fund the construction requirements of
AirSource and working capital requirements. In addition, Management reached an agreement with the Fund's senior lenders to increase its

                               2005 ANNUAL REPORT
--------------------------------------------------------------------------------

credit facility by $30.0 million to $175.0 million. There were no material changes to the terms and conditions of the Fund's credit facility. This increase is effective until July 2006. The Fund intends to finance its capital expenditures and other commitments through working capital, its revolving credit facility and through additional trust unit and/or debenture offerings.

      During the quarter ended December 31, 2005, the Fund repaid $43.8 million on its credit facility as a result of AirSource repaying a portion of its subordinated debt. The Fund also drew $24.5 million an its facility to further fund the requirements of AirSource and to acquire the infrastructure facility in
Arizona. The Fund's total commitment to AirSource is $74.4 million of which the
Fund intends to finance initially by utilizing the revolving credit facility.
Since the Fund utilizes the revolving credit for growth capital expenditures including acquisitions, the revolving credit has been reduced in the past by the issuance of units and/or debentures to the public. It is anticipated that the revolving credit would be repaid by a future offering of units and/or debentures. At the quarter ended December 31, 2005, the Fund had advanced $20.5 million to AirSource in addition to providing letters of credit of $15.4 million, for a total advance of $35.9 million. Included in the drawings on the credit facility subsequent to the end of the year was $22.9 million to fund the construction requirements of AirSource.

      For the quarter ended December 31, 2005 the Fund maintained a long term debt-to-equity ratio [including long term liabilities, other long term liabilities and convertible debentures] of 56%. The Fund may settle the outstanding convertible debentures, at its option, in cash, or, subject to certain conditions, in Fund units. Accordingly, if the convertible debentures are excluded from debt in this calculation [included as equity], the long term debt-to-equity ratio would be reduced to 31%.

CONTRACTUAL OBLIGATIONS

      Information concerning contractual obligations as of March 7, 2006 is shown below:

----------------------------------------------------------------------------------------------
                                  TOTAL      DUE LESS     DUE 2 TO     DUE 4 TO    DUE AFTER
                                           THAN 1 YEAR    3 YEARS      5 YEARS      5 YEARS
----------------------------------------------------------------------------------------------

Long term debt obligations      $243,006     $  1,005     $ 71,600     $  2,753    $167,648
Other obligations                 33,013       22,579        4,901          549       4,984
Total obligations               $276,019     $ 23,584     $ 76,501     $  3,302    $172,632

                         [PHOTO OF HOLLOW DAM OMITTED]

Hollow Dam, New York

      Long term obligations normally include regular payments related to long term debt and other obligations. These payments are included as a reduction to cash available for distribution. Included in the other obligations in the one year time frame is the Fund's commitment as of March 7, 2006 to advance an additional $15.6 million to AirSource with regards to fulfilling its commitment to AirSource and its commitment of $6.5 million regarding the installation of the

                               2005 ANNUAL REPORT
--------------------------------------------------------------------------------
                                                                              27

additional steam generation and transmission assets required for the sale of steam from the EFW facility.

UNITHOLDERS' EQUITY AND CONVERTIBLE DEBENTURES

As at December 31, 2005, the Fund had 69,691,592 issued and outstanding units.
As at March 7, 2006, no additional units had been issued or redeemed. in 2004, the Fund issued 85,000 convertible unsecured debentures at a price of $1,000 for each debenture. The debentures bear interest at 6.65% per annum and are convertible into trust units of the Fund at the option of the holder at a conversion price of $10.65 per trust unit, being a ratio of approximately 93.90 trust units for each $1,000 principal. The debentures may not be redeemed by the
Fund prior to July 31, 2007. As at December 31, 2005, there were 85,000 convertible debentures outstanding. As at March 7, 2006, no debentures had been presented for conversion.

DEALINGS WITH ALGONQUIN POWER GROUP

Companies related to the Manager provide operations and technical services on a cost-recovery basis. Two of these companies meet the definition of a variable interest entity ("VIE"), as discussed below and are consolidated with the Fund.
As such, any intercompany balances with respect to these companies have been eliminated. In addition, the Fund's head office premises are leased from an entity related to the Manager. Details are outlined in note 12 of the Fund's audited consolidated financial statements for the year ended December 31, 2005.

      When appropriate for use in its operations, the Fund utilizes chartered aircraft, including the use of an aircraft owned by an affiliate of the Manager.
The Fund entered into an agreement and remitted $1.3 million to this affiliate as an advance against expense reimbursement (including engine utilization reserves) for the Fund's business use of this aircraft under the terms of this arrangement, the Fund will have priority access to make use of the aircraft for a specified number of hours at a cost equal solely to the third party direct operating costs incurred when flying the aircraft; such direct operating costs do not provide the affiliate with any profit or return on or of the capital committed to the aircraft.

VARIABLE INTEREST ENTITIES

In June 2003. the CICA issued Accounting Guideline 15, "Consolidation of
Variable Interest Entities" ["AcG-15"|. AcG-15 addresses the application of
consolidation principles to certain entities that are subject to control on a basis of control other than ownership of voting interests. AcG-15 addresses when an enterprise should include the assets, liabilities and results of activities of such an entity in its consolidated financial statements.

      The Fund adopted AcG-15 on a retroactive basis. The adoption had no impact on net earnings or opening deficit. Under the new guidelines, the Fund consolidated the accounts of Algonquin Power Systems Inc and Algonquin Water
Services LLC with the accounts of the Fund. There was no material impact on the
Fund.

RISK MANAGEMENT

There are a number of risk factors relating to the business of the Fund. Some of these risks include the dependence upon Fund businesses, regulatory climate and permits, US versus Canadian dollar exchange rates, tax related matters, commodity prices, gross capital

                               2005 ANNUAL REPORT
--------------------------------------------------------------------------------

requirements, labour relations, reliance on key customers and environmental health and safety considerations. A more comprehensive assessment of the Fund's business risks is set out in the 2005 Renewal Annual Information Form.

      The Fund is entirely dependant upon the operations and assets of the Fund businesses. Accordingly, distributions to unitholders are dependent upon the profitability of each of the Fund businesses. This profitability could be impacted by equipment failure, the failure of a major customer to fulfill its contractual obligations under its power purchase agreement, reductions in average energy prices, a strike or lock-out at a facility and expenses related to claims or clean-up to adhere to environmental and safety standards. These risks are mitigated through the diversification of the Fund's operations, both operationally (Hydro, Cogeneration, Alternative Fuels and Infrastructure) and
geographically (Canada and US), the use of regular maintenance programs, maintaining adequate insurance and the establishment of reserves for expenses.
In addition, the Fund's existing long term power purchase agreements minimize the risk of reductions in average energy pricing.

      Profitability of the Fund businesses will be in part dependent on regulatory climates. In the case of some hydroelectric facilities, water rights are generally owned by governments who reserve the right to control water levels which may affect revenue. The water distribution and water reclamation facilities are highly regulated and are subject to rate settings by state regulators. Management continually works with these authorities to manage the affairs of the business.

      The hydroelectric operations of the Fund are impacted by seasonal fluctuations. These assets are primarily "run-of-the-river" and as such fluctuate with the natural water flows. During the winter and summer periods, flows are generally slower while during the spring and fall periods flows are heavier. The ability of these assets to generate income may be impacted by changes in water availability or other material hydrologic events within a watercourse. It is, however, anticipated that due to the geographic diversity of the facilities, variability of total revenues will be minimized.

      Currency fluctuations may affect the cash flows the Fund would realize from its operations, as certain of the Fund businesses sell electricity in the
United States and receive proceeds from such sales in US dollars. Such Fund businesses also incur costs in US dollars. The Fund attempts to manage this risk through the use of forward contracts. At the quarter ended December 31, 2005, the Fund had forward contracts to sell US dollars for fiscal 2006 to fiscal 2010 totaling US$97.8 million carrying an average rate of $1.34. The Fund's policy is not to utilize derivative financial instruments for trading or speculative purposes.

      The Fund has a credit facility and project specific debt of approximately
$157.0 million. In the event that the Fund was required to replace these facilities with borrowings having less favourable terms or higher interest rates, the level of cash generated for distribution may be negatively impacted.

      The cash available for distribution generated from several of the Fund's facilities are subordinated to senior debt. In the event that there was a breach of covenants or obligations with regards to any of these particular loans which was not remedied, the Loan could go into default which could result in the lender realizing on its security and the Fund losing its investment in such facility. The Fund actively manages its operations to minimize the risk of this possibility.

                               2005 ANNUAL REPORT
--------------------------------------------------------------------------------
                                                                              29

      Changes to income tax laws and the current tax treatment of mutual fund trusts could negatively impact the Fund. Although the Fund is of the view that it currently qualifies under current legislation as a mutual fund trust, there can be no assurance that the legislation will he changed in the future or that
Canada Revenue Agency ("CRA") will agree with this position. If the Fund ceases to qualify as a mutual fund trust, the return to unitholders may be adversely affected. In addition, although the Fund is of the view that all expenses being claimed by the Fund are reasonable and that the cost amount of the Fund's depreciable properties have been correctly determined, there can be no assurance that CRA or the Internal Revenue Service will agree. A successful challenge by either agency regarding the deductibility of such expenses or the correctness of such cost amounts could impact the return to Unitholders.

      The Fund's water distribution and water reclamation utilities may be located within areas of the United States experiencing high growth. These utilities may have an obligation to service new residential, commercial and industrial customers. While expansion to serve new customers will likely result in improved future cash flows, it may require significant up front capital commitments in the immediate term. Accordingly, the Fund may be required to access capital markets or obtain additional borrowings to finance these future construction obligations.

      The Fund has fixed the price of its natural gas exposure until 2006 at the
Sanger facility and to 2007 at the EFW facility. After this time, the EFW facility is the Fund's only natural gas exposure as the other facilities have pass through provisions in their energy agreements. Natural gas at the EFW facility will be re-contracted on a rolling basis.

      The Fund maintains adequate insurance on all of its facilities. This includes properly and casualty, boiler end machinery, and liability insurance.

CRITICAL ACCOUNTING ESTIMATES

      The Fund recognizes revenue derived from energy sales at the time energy is delivered. Water reclamation and distribution revenue is recognized when delivered to customers. Revenue from waste disposal is recognized on an actual tonnage of waste delivered to the plant at prices specified in the contract.
Certain contracts include price reductions if specified thresholds are exceeded.
Revenue for these contracts are recognized based on actual tonnage at the expected price for the contract year and any amount billed in excess of the expected is deterred.

      The Fund books deferred credits received by the Infrastructure Division which relate to advances from developers for water distribution and water reclamation main extensions received. These advances usually carry repayment terms based on the revenue generated by the development in question ranging for a term of 10 years. At the end of the payment term, the unpaid portion of the advance converts to contribution in aid of construction and is not required to be repaid to the developer. The Fund records the deferred credits based on its expected repayments as determined by historical experience and industry practice.

      The Fund records at cost capital assets such as land, facilities and equipment. Improvements that increase or prolong the service life or capacity of an asset are also capitalized at cost. Intangible assets such as power purchase contracts acquired, licensing costs and customer relationship costs are recorded at cost. The Fund reviews capital and intangible assets for permanent impairment whenever events or changes in circumstances indicate the carrying amounts may not be recoverable.

      The Fund enters into forward contracts to hedge against its exposure to the US dollar. Gains and losses from these activities are reported as

                               2005 ANNUAL REPORT
--------------------------------------------------------------------------------

adjustments to the related revenue or expense account as they are settled.

OUTLOOK

Management will continue to identify opportunities to optimize the performance of its portfolio. Management is focusing its efforts on integrating recently acquired facilities including the hydroelectric facility and water distribution and water reclamation facilities as well as identifying efficiency opportunities to enhance unitholder value.

      Cash available for distribution for 2006 is expected to remain in line with distributions to unitholders. Further organic growth in water distribution and reclamation services, continuing average long term hydrologic conditions, the escalation of power prices in certain hydroelectric power purchase agreements, coupled with no unforeseen events should result in improved cash available for distribution.

      The Fund continues to be an industry leader in the areas of the environment and health and safety. The Fund maintains continuous health and safety training for all its operations and maintenance staff. All of the Fund's facilities are in compliance in all material respects with local and federal environmental regulations. The Fund continues to upgrade the facilities'
environmental controls utilizing best available technology.

      Management will continue to invest in information technology to reduce administrative costs by continuing the implementation of supply chain management systems and integrated billing and customer protocols.

      In keeping with the emerging Ontario Securities Commission requirements,
Management will continue the process of completing the review and documentation of its controls and procedures for annual certification of the financial statements.

DISCLOSURE CONTROLS AND PROCEDURES

In accordance with the requirements of the Securities Act [Ontario] and other provincial securities legislation, the CEO and CFO of the Fund are required to certify annually that they have designed She Fund's disclosure controls and have evaluated their effectiveness for the applicable period. Disclosure controls are those controls and procedures which ensure that information that is required to be disclosed by Multilateral Instrument 52-109, the Ontario Securities
Commission and other provincial regulators is recorded, processed and reported within the time frames specified by regulators.

      During 2005, the Fund commenced a review of its Disclosure Policy, and the amended policy was approved by the Trustees of the Fund in December of 2005. In addition, the Disclosure Committee's structured operating routines were further developed, supported by the Disclosure Committee Charter. The underlying importance of this work has been reinforced with the Manager and CFO.
Accordingly, it is now written policy that information must be forwarded to the
Manager and/or the CFO on a timely basis so that decisions can be made regarding required external disclosures. Although this process has existed for some time, it has now been formalized in written operating procedures.

      The Trustees of the Fund have concluded that the disclosure polices and procedures of the Fund will provide reasonable assurance that the Fund's policy of providing timely, consistent, fair and accurate disclosure of material information will be achieved.

                               2005 ANNUAL REPORT
--------------------------------------------------------------------------------
                                                                              31

QUARTERLY FINANCIAL INFORMATION

The following is a summary of unaudited quarterly financial information for the two years ended December 31,2005. Millions of dollars except per trust unit amounts

--------------------------------------------------------------------------------
                                 1ST        2ND        3RD       4TH
                            QTR 2005   QTR 2005   QTR 2005  QTR 2005      TOTAL
--------------------------------------------------------------------------------
Revenue                         40.6       45.0       42.8      50.9      179.3
Net earnings                     1.8        1.0        9.5       8.9       21.8
Net earnings per trust unit     0.03       0.02       0.14      0.13       0.31
Total assets                   813.1      822.1      838.2     823.8      823.8
Long term debt                 235.6      251.8      286.8     271.5      271.5
Distribution per trust unit     0.23       0.23       0.23      0.23       0.92

--------------------------------------------------------------------------------
                                 1ST        2ND        3RD       4TH
                            QTR 2004   QTR 2004   QTR 2004  QTR 2004      TOTAL
--------------------------------------------------------------------------------
Revenue                         37.2       41.9       40.7      40.7      160.5
Net earnings                     3.3        8.1       11.5     (0.1)       22.8
Net earnings per trust unit     0.05       0.12       0.16      0.00       0.33
Total assets                   812.5      809.0      834.2     824.8      824.8
Long term debt                 186.4      189.7      214.6     226.2      226.2
Distribution per trust unit     0.23       0.23       0.23      0.23       0.92

The quarterly results are impacted by various factors including seasonal fluctuations and acquisition or facilities as noted in this management's discussion and analysis.

                               2005 ANNUAL REPORT
--------------------------------------------------------------------------------

RECENTLY ISSUED CANADIAN ACCOUNTING STANDARDS

FINANCIAL INSTRUMENTS

In January 2005, the CICA issued the following Handbook sections: Section 3855 -
"Financial Instruments - Recognition and Measurement", Section 1530 -
"Comprehensive Income" and Section 3865 - "Hedges". These new standards will be effective for interim and annual financial statements commencing in 2007. The new standards wilt require presentation of a separate statement of comprehensive income. Foreign exchange gains and losses on the translation of the financial statements of self-sustaining subsidiaries previously recorded in a separate section of shareholders' equity will be presented in comprehensive income.
Derivative financial instruments will be recorded in the balance sheet at fair value and the changes in fair value of derivatives designated as cash flow hedges will be reported in comprehensive income. The existing principals of
Accounting Guideline 13 will be substantially unchanged for hedge documentation.
The Fund is assessing the impact of the new standards.

                         [PHOTO OF BELLETERRE OMITTED]

Belleterre, Quebec

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Windsor Locks, Connecticut

                              [PHOTO OF TAJIGUAS OMITTED]

Tajiguas, California

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Gold Canyon Sewer Company, Arizona

                               2005 ANNUAL REPORT
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